Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Reports 2022 Financial Year Results

YANGZHOU, China, April 14, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, today reported its financial results for the fiscal year ended December 31, 2022. All amounts below are in U.S. dollars.

Fiscal Year 2022 Financial Metrics:

●	Revenue remained stable and decreased slightly by 1% to approximately $103.3 million for the year ended December 31, 2022, from approximately $104.0 million for the year ended December 31, 2021.

●	Gross profit was approximately $38.1 million for the year ended December 31, 2022, compared with approximately $39.8 million for the year ended December 31, 2021.

●	Gross margin decreased slightly to 37% for the year ended December 31, 2022, from 38% for the year ended December 31, 2021.

●	Income from operations was approximately $10.8 million for the year ended December 31, 2022, compared to approximately $26.3 million for the year ended December 31, 2021.

●	Net income attributable to shareholders was approximately $6.2 million for the year ended December 31, 2022, compared to approximately $20.9 million for the year ended December 31, 2021.

	For the Years Ended December 31
(in $ millions, except earnings per share; differences due to rounding)	2022	2021	% Change
Revenues	$103.3	$104.0	(1)%
Gross profit	38.1	39.8	(4))%
Gross margin	37%	38%	(1 percentage point )
Income from operations	10.8	26.3	(59)%
Net income attributable to shareholders	6.2	20.9	(70)%
Net income per share – Basic and Diluted	0.27	1.05	(75)%

Mr. Yongjun Liu, Chairman of MHUA, commented: “The Company is pleased to announce resilient results for the past fiscal year, despite experiencing some uncertainty in the macro-environment and disturbances in the supply chain and logistics network especially during the fourth quarter. We reported stable revenue of approximately $103.3 million for 2022, compared to approximately $104.0 million in 2021 and maintained our gross margin at 37%. We believe that the Company is now better positioned for the upcoming year as it is fully geared to drive through new initiatives with diversification into high-end product offerings, as well as expansion to untapped global markets. Our strategy in the new fiscal year continues to focus on growing revenues with an emphasis on long-term opportunities across multiple business strings at scale.”

Fiscal Year 2022 Financial Results:

Revenues

Revenues decreased by approximately $0.7 million, or approximately 1%, to $103.3 million for the year ended December 31, 2022 from approximately $104.0 million for the year ended December 31, 2021. The slight decrease was mainly due to a decline in demand for customer orders.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues increased by approximately $1.0 million, or approximately 2%, to approximately $65.2 million for the year ended December 31, 2022 from approximately $64.2 million for the year ended December 31, 2021. The increase was mainly due to an increase in the price of materials.

Gross profit and margin

Gross profit decreased by approximately $1.7 million, or approximately 4%, to approximately $38.1 million for the year ended December 31, 2022 from $39.8 million for the year ended December 31, 2021. Gross profit margin decreased from 38% for the year ended December 31, 2021 to 37% for the year ended December 31, 2022 due to an increase in the cost of materials.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

-	Selling

Selling expenses increased by approximately $0.7 million, or approximately 10%, to approximately $7.1 million for the year ended December 31, 2022 from approximately $6.5 million for the year ended December 31, 2021. The increase was mainly attributable to the combined effects of the following:’

(a) Conference expenses increased by approximately $0.4 million to approximately $1.1 million for the year ended December 31, 2022 from approximately $0.8 million for the year ended December 31, 2021. The conference expense is mainly attributable to expenses related to the Company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations;

(b) Transportation expenses decreased by approximately $0.2 million, or approximately 8%, to approximately $2.6 million for the year ended December 31, 2022 from approximately $2.8 million for the year ended December 31, 2021. The decrease was mainly attributable to the reduction in business travel associated with business expansion, which was impacted by COVID-related controls implemented by local governments in fiscal year 2022;

(c) Salaries and benefits expenses increased by approximately $0.2 million or approximately 14%, to approximately $1.5 million for the year ended December 31, 2022 from approximately $1.3 million for the year ended December 31, 2021. The increase was mainly attributable to the fact that the COVID-19 pandemic in China had been brought under control and the local government canceling the social insurance relief policy; and

(d) Entertainment expenses increased by approximately $0.4 million, or approximately 50%, to approximately $1.2 million for the year ended December 31, 2022 from approximately $0.8 million for the year ended December 31, 2021. The increase was mainly attributable to the Company’s business expansion and new customer acquisition.

-	General and administrative expenses

General and administrative expenses increased by approximately $8.1 million, or approximately 186%, to approximately $12.5 million for the year ended December 31, 2022, from approximately $4.4 million for the year ended December 31, 2021. The increase was primarily due to (a) service expenses increasing by approximately $7.0 million from approximately $0.2 million for the year ended December 31, 2021 to approximately $7.2 million for the year ended December 31, 2022, (b) entertainment expenses increasing by approximately $0.4 million, or 51%, from approximately $0.8 million for the year ended December 31, 2021 to approximately $1.2 million for the year ended December 31, 2022, (c) conference fee expenses increasing by approximately $0.3 million from approximately $0.5 million for the year ended December 31, 2021 to approximately $0.8 million for the year ended December 31, 2022, and (d) salaries and benefits increasing by approximately $0.1 million from approximately $1.2 million for the year ended December 31, 2021 to approximately $1.4 million for the year ended December 31, 2022.

-	Research and development expenses

Research and development expenses increased by approximately $0.2 million, or approximately 9%, to approximately $3.0 million for the year ended December 31, 2022, from approximately $2.7 million for the year ended December 31, 2021. The increase was mainly due to the increase in salaries and benefits expenses which was mainly attributable to that the pandemic in China had been brought under control and the local government had canceled the social insurance relief policy.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $15.5 million, or approximately 59%, to approximately $10.8 million for the year ended December 31, 2022 from approximately $26.3 million for the year ended December 31, 2021.

Net income

Our net income decreased by approximately $14.8 million, or approximately 71%, to approximately $6.2 million for the fiscal year ended December 31, 2022 from approximately $20.9 million for the fiscal year ended December 31, 2021. The decrease was mainly due to a sharp increase in service expenses and writing off the Tai He deposit.

Recent developments

On February 21, 2023, the Company announced that via its subsidiary company Hainan Guoxie Medical Technology Co., it entered into a cooperation agreement with Qionghai City of Hainan Province to build technology park project. Hainan Guoxie also entered into cooperation agreement with Hainan Free Trade Port Boao Hope City to build MHUA a medical research and development center in the Hope City.

On February 15, 2023, the Company announced it has built up a team to lead the research and development of a robotic surgical system and efforts to apply for approval for production launch. The Company plans to engage in the design of a surgical robotic assisted surgery (“RAS”) system and the integration of related software and hardware.

On February 08, 2023, the Company announced plan to explore the application of ChatGPT technologies to develop online health consultation services and is now actively laying out the research and development of related facilities application and technology platforms.

On January 11, 2023, the Company announced that its subsidiary Jiangsu Huadong Medical Device Industrial Co., Ltd entered into a strategic cooperation agreement with Getein Biotech Inc. (SHA: 603387) to jointly produce and sell Covid-19 antigen test kits and other in vitro diagnostics (IVD) products.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as filed with the SEC on April 14, 2023, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Janice Wang

Wealth Financial Services LLC

Phone:

+86 13811768599

+1 628 283 9214

Email: services@wealthfsllc.com

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

(US$, except share data or otherwise noted)

	2022	2021
Assets
Current Assets
Cash	$26,736,700	$8,149,276
Bank acceptance receivables	22,085,846	19,379,845
Accounts receivable	68,945,792	67,101,297
Inventories	1,122,038	1,251,393
Prepayment and other current assets	16,428,779	1,394,539
Total current assets	135,319,155	97,276,350

Property, plant and equipment	8,758,047	7,477,744
Intangible assets	497,600	562,001
Investment	6,669,655	941,531
Other noncurrent assets	12,333,122	-
Deposits	-	30,599,755
Total assets	$163,577,579	$136,857,381

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Short-term bank borrowings	$6,089,428	$5,178,420
Accounts payable	16,096,165	20,981,041
Taxes payable	1,131,276	2,082,252
Accrued expenses and other current liabilities	856,698	847,066
Total current liabilities	24,173,567	29,088,779

Long term loan	724,932	-
Total liabilities	24,898,499	29,088,779

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 23,940,000 and 20,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	11,970	10,000
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022 and 2021	-	-
Additional paid-in capital	42,967,006	9,716,484
Statutory surplus reserves	15,665,860	15,178,467
Retained earnings	83,330,239	77,574,663
Accumulated other comprehensive income (loss)	(3,852,138)	5,288,988
Total shareholders’ equity	138,122,937	107,768,602
Non-controlling interest	556,143	-
TOTAL EQUITY	138,679,080	107,768,602

Total liabilities and shareholders’ equity	$163,577,579	$136,857,381

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2022, 2021 and 2020

(US$, except share data or otherwise noted)

	For the Years Ended December 31,
	2022	2021	2020
Revenues
Third party sales	$103,317,145	$103,461,809	$88,244,403
Related party sales	29,196	575,901	816,607
Total revenues	103,346,341	104,037,710	89,061,010
Cost of revenues	65,247,864	64,232,469	51,900,823

Gross profit	38,098,477	39,805,241	37,160,187

Operating expenses
Selling	7,109,524	6,457,801	6,624,332
General and administrative	12,468,551	4,361,472	4,577,570
Research and development	2,962,904	2,725,014	2,492,059
Written-off of Tai He deposit	4,755,536	-	-
Total operating expenses	27,296,515	13,544,287	13,693,961

Income from operations	10,801,962	26,260,954	23,466,226

Other (income) expense:
Interest expense	194,667	180,744	137,160
Interest income	(63,725)	(23,855)	(36,583)
Currency exchange gain	(273,432)	(174,413)	(393,478)
Other expense, net	53,205	50,437	25,551
Total other (income) expenses	(89,285)	32,913	(267,350)

Income before income tax provision	10,891,247	26,228,041	23,733,576
Income taxes expense	4,713,543	5,278,462	4,688,321
Net income	6,177,704	$20,949,579	$19,045,255
Net loss attributable to non-controlling interests	(65,265)	-	-
Net income attributable to shareholders	6,242,969	20,949,579	19,045,255

Foreign currency translation adjustment – gain / (loss)	(9,155,028)	2,083,243	4,759,973
Comprehensive (loss) income	$(2,977,324)	$23,032,822	$23,805,228
Comprehensive loss attributable to non-controlling interests	(79,167)	-	-
Comprehensive (loss) income attributable to shareholders	(2,898,157)	23,032,822	23,805,228

Weighted average number of ordinary shares - basic and diluted	23,411,068	20,000,000	20,000,000

Basic & diluted net income per ordinary share	$0.27	$1.05	$0.95

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(US$)

	For the Year Ended December 31
	2022	2021	2020
Cash Flows from operating activities:
Net income	$6,177,704	$20,949,579	$19,045,255
Adjustments for items not affecting cash:
Depreciation	541,265	595,522	497,238
Amortization	22,196	26,951	26,195
Net loss from disposal of property, plant and equipment	25,023	15,281	2,852
Change in bad debt allowance	4,755,536	-	-
Currency exchange (gain) loss	(273,432)	-	-
Changes in operating assets and liabilities:			-
Bank acceptance receivables	(4,284,515)	(6,533,717)	(5,764,940)
Accounts receivable	(7,121,889)	(20,065,904)	(13,644,830)
Inventories	35,027	105,121	(219,787)
Prepayments and other assets	(4,932,145)	(861,799)	(367,249)
Due from related parties	-	396,583	(222,504)
Accounts payable	(3,371,275)	4,908,971	5,341,710
Taxes payable	(812,412)	288,659	598,105
Accrued expenses and other current liabilities	75,879	120,090	102,749
Due to related parties	-	-	(68,798)
Net cash (used in) provided by operating activities	(9,163,038)	(54,663)	5,325,996

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,698,729)	(850,231)	(3,808,259)
Payments for long-term deposits for buildings	-	-	(12,311,347)
Long term investment	(5,944,709)	-	-
Proceeds from disposal of property, plant and equipment	23,146	16,414	25,202
Net cash used in investing activities	(8,620,292)	(833,817)	(16,094,404)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	7,579,135	6,510,820	4,359,665
Proceeds from long-term bank loans	743,052	-	-
Capital contributed by non-controlling shareholders	635,310	-	-
Proceeds from initial public offering	34,529,644	-	-
Proceeds from issuance of shares		-	1,272,232
Repayments of short-term bank borrowings	(6,241,641)	(4,650,586)	(3,925,147)
Net cash provided by financing activities	37,245,500	1,860,234	1,706,750

Effect of foreign exchange rate changes	(874,746)	(9,812)	218,137
Net increase (decrease) in cash	18,587,424	961,942	(8,843,521)
Cash, beginning of year	8,149,276	7,187,334	16,030,855
Cash, end of year	$26,736,700	$8,149,276	$7,187,334

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$194,667	$180,744	$137,160
Income taxes	$5,703,288	$5,042,816	$4,362,169

Non cash provided (used) in financing activities
Shareholder contribution through deferred cost	1,277,152